Exhibit 99.2

FOR IMMEDIATE RELEASE

KEYON SELECTS DRAGONWAVE FOR BACKHAUL

CONNECTIVITY FOR 4G WIRELESS BROADBAND NETWORK ACROSS

RURAL NEVADA

DragonWave Horizon Products Will Enable Stimulus-Funded Project Expected to Bring
Unprecedented Services to Rural Homes, Businesses and Critical Community Facilities

CTIA - Orlando, Florida, March 24, 2011 — An innovative combination of DragonWave high capacity packet microwave backhaul and backbone networking solutions will enable KeyOn Communications Holdings, Inc. (OTCBB: KEYO) to bring unprecedented services to rural communities across Nevada. The Horizon Compact and Horizon Duo high-capacity packet microwave solutions from DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) are being deployed to anchor the “middle mile” network components for KeyOn’s stimulus-funded 4G wireless network service rollout to rural homes, businesses and critical community facilities such as healthcare providers.

KeyOn, one of the largest providers of wireless broadband, satellite video and voice-over-Internet-protocol (VoIP) services in the United States, in September 2010 received a $10.2 million American Recovery and Reinvestment Act (ARRA) award to provide 4G, last-mile wireless broadband access and VoIP services in qualified rural communities throughout Nevada.

As part of the project, KeyOn is deploying equipment from DragonWave, a leading global supplier of packet microwave radio systems for mobile and access networks. DragonWave Horizon Compact and Horizon Duo will form roughly 110 high-capacity links in a major ring architecture interconnecting communities across Nevada. Instead of deploying legacy leased-line connections from traditional wireline operators in each of the communities served, KeyOn’s resilient architecture and high-capacity statewide network will allow for cost-effective aggregation of Internet bandwidth at only a few select fiber points.

“DragonWave’s experience and reputation as a high-capacity packet microwave equipment vendor are highly regarded by us and an important factor in our decision to select DragonWave as an equipment vendor for this advanced all 4G wireless network,” said Jonathan Snyder, Chief Executive Officer for KeyOn Communications. “Our engineering team valued the fact that DragonWave offers a comprehensive, flexible family of solutions that enables us to deploy the optimal solution for every link allowing us to both remotely dial up and dynamically adjust our capacity levels as necessary. DragonWave’s support throughout the project has been excellent, and we look forward to continuing to work with their talented engineering team throughout the network deployment.”

KeyOn hopes to introduce services community by community across Nevada beginning early in the second half of 2011. When the network is complete, nearly 100,000 people, 5,500 businesses and 850 critical community facilities across the state will be able to access next-generation, 4G broadband services.

“By offering innovative new services similar to those available in urban markets, KeyOn’s network will stimulate economic development and job creation as well as transform the quality of life for Nevada’s rural population,” said Peter Allen, President and Chief Executive Officer of DragonWave. “Offering industry-leading capacity and spectral efficiency, the DragonWave solutions are designed for the requirements of tomorrow’s networks. In addition, our products deliver key features, including pay-as-you-grow scalability, rapid deployment that make our high-capacity packet microwave solutions especially well-suited for deployment in rural, low-density regions such as KeyOn’s Nevada network.”

About KeyOn Communications Holdings, Inc.

KeyOn Communications Holdings Inc. (OTC BB: KEYO) is one of the largest providers of wireless broadband, satellite and voice over Internet protocol (VoIP) services in the United States, primarily targeting underserved markets with populations generally less than 50,000. KeyOn offers broadband services with VoIP and satellite video services to both residential and business subscribers across 11 Western and Midwestern states. Through a combination of organic growth and acquisitions, KeyOn has expanded its network footprint to reach approximately 62,000 square miles and cover over 2,700,000 people, as well as small-to-medium businesses. With its successful track record of acquiring companies through its Rural UniFi initiative and growth of its overall subscriber base, KeyOn is one of the leading wireless broadband companies in the United States in terms of subscribers. Management intends to drive subscriber growth through additional acquisitions as well as organic growth across the company’s expanding footprint by offering bundled services including broadband, video, VoIP and related valuable services such as the Bullseye Club. The company also intends to opportunistically build mobile and/or nomadic WiMAX networks in and around its market footprint. More information on KeyOn can be found at http://www.keyon.com. Companies interested in participating in Rural UniFi can visit www.keyon.com/ruralunifi.html.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024